United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 6, 2013
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 6, 2013, MGE Energy, Inc. (the Company) issued a press release announcing its second-quarter 2013 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 6, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: August 6, 2013   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 6, 2013

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 6, 2013.

EXHIBIT 99.1

News

MGE Energy Reports Second-Quarter Earnings

Madison, Wis., Aug. 6, 2013—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended June 30, 2013, of $13.9 million, or 60 cents per share, compared to $14.3 million, or 62 cents per share, for the same period in the prior year.

During the second quarter of 2013, electric sales decreased 4.3% driven by a return to more normal weather in 2013 compared to unusually warm weather in 2012. The decrease in second-quarter electric sales was partially offset by an increase in gas sales. The June 2013 average temperature of 67.8 degrees was 5.7% lower than the average temperature of 71.9 degrees in June 2012. The normal average temperature in June is 68.3 degrees. In addition, electric operating and maintenance expenditures increased over the prior period driven by increased costs at the Columbia generating station.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 140,000 customers in Dane County, Wis., and purchases and distributes natural gas to 145,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

Three Months Ended June 30,	2013	2012
Operating revenue	$128,288	$117,221
Operating income	$24,497	$25,081
Net income	$13,891	$14,270
Earnings per share (basic and diluted)	$0.60	$0.62
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Six Months Ended June 30,	2013	2012
Operating revenue	$295,525	$266,480
Operating income	$62,125	$53,525
Net income	$36,475	$30,318
Earnings per share (basic and diluted)	$1.58	$1.31
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Contact
Steve Kraus
Manager - Media Relations
608-252-7907